

LINKBANCORP INC.

THIRD QUARTER 2024

October 2024

Nasdaq: LNKB
ir.linkbancorp.com



IMPORTANT INFORMATION / DISCLAIMERS

LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

Company and Bank data reflect the November 30, 2023 effective date of Partners Bancorp, Inc. ("Partners") merger with and into the Company and the merger of Partners Bancorp's the Bank of Delmarva & Virginia Partners Bank subsidiaries with and into LINKBANK (the "Merger"). Given that the Merger with Partners was completed on November 30, 2023, fourth quarter 2023 results do not represent a full quarter of comparable combined earnings. Reported results prior to the fourth quarter of 2023 reflect legacy LINKBANCORP results only.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended September 30, 2024.

Market-pricing data is as of October 25, 2024 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; risks related to the integration of the Merger with Partners; the timing and receipt of regulatory approvals to complete the pending sale of three New Jersey branches and associated loans and deposits; changes in general economic trends, including inflation and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.

MID-ATLANTIC GROWTH FRANCHISE



LINKBANCORP INC.

LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware, northern Virginia, and New Jersey.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

M&A HISTORY

ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1. LINKBANCORP INC.	Stonebridge Bank	6/26/2018	10/5/2018	$58 M
2. LINKBANCORP INC.	The Gratz Bank	12/10/2020	9/18/2021	$437 M
3. LINKBANCORP INC.	Virginia Partners Bank; Maryland Partners Bank (A Division of Virginia Partners Bank); The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B

LNKB FINANCIAL HIGHLIGHTS			
Total Assets	$2.88 B	Market Capitalization	$241.8 M
Total Loans	$2.22 B	Dividend Yield	4.69%
Total Deposits	$2.37 B	Insider Ownership	33.5%
ROA (MRQ, annualized)	1.00%		
ROE (MRQ, annualized)	10.30%		
ROTCE* (MRQ, annualized)	14.68%		



NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
Harrisburg
Philadelphia
LANCASTER REGION
Baltimore
NORTHERN VIRGINIA REGION
CENTRAL REGION
DELMARVA REGION
Washington D.C.
FREDERICKSBURG REGION

Company data as of most recent quarter 9/30/24 ("MRQ") end and market data as of October 25, 2024. *Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 29 years of technology experience in highly regulated industries also includes Orrstown Bank and Rite Aid Corp



CARL LUNDBLAD - *President | LINKBANCORP*

- 27 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 21 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $700M



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 19 years of banking experience
- Been involved in M&A of more than 5 companies with aggregate deal value surpassing $700 million
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



CATE EISEL - *Chief Risk Officer | LINKBANK*

- Over 10 years of risk management experience
- Served in a variety of roles with the FDIC including financial institution examiner, senior bank examination training specialist and supervisory training administrator



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 20 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, and Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine

OUR KEY ACCOMPLISHMENTS

LINKBANCORP INC.

GROWTH IN TOTAL ASSETS* ($ IN MILLIONS)



$84
$234
$424
$933
$1,164
$2,669
GNBF merger
PTRS merger
2018
2019
2020
2021
2022
2023

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

JUNE 2019
Opened Client Solutions Centers in Camp Hill and Lancaster

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

*Measured as of 12/31

DIFFERENTIATED BRAND & CULTURE



LINKBANCORP INC.

The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.



Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.



In pursuit of the mission, LINKBANCORP:

- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development



Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.



Our focus on culture and brand supports:

- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty









PASSION FOR WHAT YOU DO.
LIVE
BE TRUTHFUL AND TRUSTWORTHY.
INTEGRITY
PURSUIT OF AUTHENTIC RELATIONSHIPS.
NURTURE
SEEK TO LISTEN FIRST.
KNOWLEDGE

MARKET FOCUS: PENNSYLVANIA & NEW JERSEY





BRENT SMITH
*Market Leader &
LINKBANK President*

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and nearly two decades in the industry.

- 11 Pennsylvania and New Jersey client solution centers
- Regions including its West Chester office in the state's highest-household-median income county, Chester County.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

DEPOSITS* AT 9/30/24



- Checking - 40%
- Savings - 9%
- Money Market - 22%
- Time Deposits - 29%

Does not include brokered deposits or professional services deposits. Includes deposits held for sale.

TOTAL LOANS** AT 9/30/24



- Commercial - 11%
- Construction - 12%
- CRE - Multifamily - 11%
- CRE - Owner Occupied - 14%
- CRE - Non-Owner Occupied - 26%
- Residential - 20%
- Other - 5%

**Does not include purchase accounting. Includes loans held for sale.*

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland, York, Burlington, and Camden. Includes loans and deposits related to the pending sale of New Jersey operations.

MARKET FOCUS: MARYLAND & DELAWARE





CENTRAL REGION

DELMARVA REGION



JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, including its subsidiary The Bank of Delmarva. More than 29 years of Maryland and Delaware banking experience and 38 years of industry experience.

- 11 Maryland and Delaware client solution centers
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

DEPOSITS* AT 9/30/24



- Checking - 49%
- Savings - 12%
- Money Market - 8%
- Time Deposits - 31%

Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 9/30/24



- Commercial - 6%
- Construction - 8%
- CRE - Multifamily - 8%
- CRE - Owner Occupied - 30%
- CRE - Non-Owner Occupied - 29%
- Residential - 17%
- Other -2%

Market includes the following counties: Sussex, Wicomico, Charles, Worcester, and Anne Arundel

**Does not include purchase accounting.*

MARKET FOCUS: VIRGINIA





ADAM NALLS
Virginia Market CEO

DAVID TALEBIAN
Virginia Market President



Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- 4 Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

DEPOSITS* AT 9/30/24



- Checking - 41%
- Savings - 3%
- Money Market - 36%
- Time Deposits - 20%

Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 9/30/24



- Commercial - 18%
- Construction - 4%
- CRE - Multifamily - 6%
- CRE - Owner Occupied - 21%
- CRE - Non-Owner Occupied - 22%
- Residential - 29%
- Other - <1%

**Does not include purchase accounting*

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs, and innovative technology.

AT THE END OF Q3 2024, LINKBANCORP:

- Maintained 26 client solutions centers, following the consolidation of three client solution centers in Pennsylvania and Maryland on June 30, 2024.

DURING 2024 AND 2025, LINKBANCORP INTENDS TO:

- Complete sale of New Jersey operations, including three branches and associated loans and deposits.
- Continue to optimize client solution center operating hours.
- Relocate and convert the Annapolis MD loan production office into a full-service client solutions center, enhancing growth initiatives and capabilities in Central Maryland.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of at least $100 million.



AVERAGE DEPOSITS PER CLIENT SOLUTIONS CENTER
($000s at Period End)

Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q3 Pro Forma*	Target
$97,479	$96,677	$75,140	$77,220	$88,959	$91,985	$99,898	$100,000+

*Pro forma for the effect of the sale of the three branches in New Jersey and the associated held for sale deposits.



LINKBANCORP INC.

3.82% Net Interest Margin	1.00% Return on Assets	10.30% ROE	14.68% ROTCE[1]	66.71% Efficiency Ratio	$7.42 BVPS	$5.26 TBVPS[1]	$0.19 Earnings per Share

THIRD QUARTER 2024 HIGHLIGHTS[2]

- Annualized return on assets and adjusted return on assets[1] were 1.00% and 1.02%, respectively, for the third quarter.

- Total loans[3] increased $8.8 million over the quarter to $2.32 billion at September 30, 2024

- Total deposits[3] increased $9.3 million to $2.47 billion at September 30, 2024 compared to $2.46 billion at June 30, 2024 with brokered deposits decreasing $69.4 million over the quarter.

- Noninterest expense decreased $448 thousand quarter over quarter to $18.5 million in the third quarter of 2024. The Company's efficiency ratio decreased to 66.71% for the third quarter of 2024.

- Net income equaled $7.10 million with adjusted pre-tax pre-provision net income of $9.38 million for the third quarter[1]

INCOME STATEMENT

$25.0 million in net interest income

Noninterest income of $2.7 million, a $822 thousand increase from $1.9 million for the second quarter.

Net income of $7.1 million and adjusted net income[1] of $7.2 million for the third quarter

Earnings per share of $0.19

BALANCE SHEET

$2.88 billion total assets

$26.5 million allowance for credit losses - loans

Total shareholders' equity of $277.4 million

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between September 30, 2024 and June 30, 2024 and comparisons between Q3 2024 and Q3 2023.
3 Total loans and total deposits include balances held for sale in connection with the pending sale of three New Jersey branches of $102.3 million and $94.0 million at end of period September 30, 2024. These balances were $116.2 million and $96.8 million respectively at end of period June 30, 2024.

REVENUE & EARNINGS

THIRD QUARTER 2024

Net Interest Income	$25.0 million	Net Income	$7.1 million
Noninterest Income	$2.7 million	Adjusted Net Income*	$7.2 million
Diluted EPS	$0.19	Adjusted EPS* (Diluted)	$0.19

ADJUSTED NET INCOME* ($000s)



GAAP Comparisons

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Net Income ($000s)	1,240	(12,997)	5,726	5,804	7,095
Diluted EPS ($)	0.08	(0.56)	0.15	0.16	0.19

NET INTEREST INCOME ($000s)



ADJUSTED PRE-TAX, PRE-PROVISION NET INCOME* ($000s)



*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

NET INTEREST MARGIN

THIRD QUARTER 2024 HIGHLIGHTS*

- Net interest margin of 3.82% for the third quarter of 2024 generally flat from 3.83% for the second quarter of 2024.

- Cost of funds decreased to 2.42% for the third quarter of 2024 compared to 2.43% for the second quarter of 2024 with cost of deposits decreasing from 2.26% for the second quarter of 2024 to 2.25% for the third quarter of 2024.

NET INTEREST MARGIN



COST OF DEPOSITS



YIELD ON LOANS VS COST OF FUNDS



*Comparisons between Q3 2024 and Q2 2024

NONINTEREST EXPENSE

LINKBANCORP INC.

- Noninterest expense decreased $448 thousand to $18.5 million in the third quarter of 2024 compared to $18.9 million in the second quarter of 2024.

- Adjusted noninterest expense was $18.3 million* for the third quarter of 2024 which was consistent with the prior quarter, as decreases in personnel and occupancy costs were offset by increases in FDI insurance and fraud-related operating losses.

NONINTEREST EXPENSE ($000's)	Q3 2024	Q2 2024	Q3 2023
Salaries and employee benefits	9,855	9,941	4,193
Occupancy	1,440	1,559	701
Equipment and data processing	1,640	1,824	934
Professional fees	763	788	363
FDIC insurance	812	545	276
Bank Shares Tax	752	760	278
Intangible amortization	1,205	1,204	59
Merger & restructuring expenses	171	631	777
Other	1,814	1,648	413
Total noninterest expense	**18,452**	**18,900**	**7,994**



SALARIES & EMPLOYEES BENEFITS / ADJUSTED NONINTEREST EXPENSE*



ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS*



ADJUSTED EFFICIENCY RATIO*

*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

VALUABLE CORE DEPOSIT FRANCHISE



THIRD QUARTER 2024 DEPOSIT TRENDS

- Cost of deposits was 2.25% for the third quarter

- 27.9% of total deposits* are noninterest bearing deposits.
  - Expected to continue comparing favorably to $2B-$5B asset commercial bank peers

DEPOSITS*
$ MILLIONS AT PERIOD END



PROFESSIONAL SERVICES DEPOSIT TRENDS

- Made up of primarily Title Insurance Companies and Law Offices

- Average deposits of $283.5 million for the third quarter of 2024

- 794 accounts at September 30, 2024 compared to 786 accounts at June 30, 2024

- Average weighted cost of 1.86% for the third quarter of 2024, compared to 2.00% for the second quarter of 2024





*Includes deposits held for sale

15

IN-MARKET, WELL-BALANCED LOAN PORTFOLIO

THIRD QUARTER 2024 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.34%, inclusive of purchase accounting

- There is no concentration of commitments over 10%

- Total commercial loan commitments for the third quarter of $111.0 million with funded balances of $74.8 million.

- Average commercial loan commitment originated during the third quarter of approximately $810 thousand with the average outstanding funded balance of $546 thousand.



LOAN PORTFOLIO
AT 9/30/24**

- ■ Construction
- ■ C&I
- ■ Multifamily
- ■ Owner occupied CRE
- ■ Non-owner occupied CRE
- ■ Residential
- ■ Other*

Includes consumer, agriculture, municipal, and other.



LOANS BY MARKET
AS OF 9/30/24**

- ■ MD / DE
- ■ PA / NJ
- ■ VA

**Does not include purchase accounting. Includes loans held for sale.*

OFFICE PORTFOLIO:

- Total office is approximately 7.8% of the entire portfolio

- Average LTV of approximately 60%

- Largest office loan = $7.6 million

- Approximately 74% of the office portfolio has personal guarantees

- Typical property types are small office buildings in non-urban markets within the Bank's footprint

16

ALLOWANCE FOR CREDIT LOSSES - LOANS



ACLL / NONPERFOMING ASSETS



NPAS & NPLS



NCOS ($000S)



CAPITAL MANAGEMENT AND LIQUIDITY

- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2020

- Capital ratios anticipated to increase with earnings growth trajectory

- $191.2 million cash & cash equivalents at September 30, 2024

- Total available funding of $1.34 billion at September 30, 2024

AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)



*Wholesale deposit capacity is calculated as 10% of total deposits, less current outstanding brokered

CAPITAL RATIOS - SEPTEMBER 30, 2024



**See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

2024 OUTLOOK* *(Updated October 2024)*



Targeted loan growth between 5% – 10% for 2024, excluding impact of loans held for sale

Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio between 90% - 95%

Net Interest Margin expectation 3.90% - 3.95% for the full year 2024

Anticipate 0.95% core operating ROA for full year 2024 (excluding merger/restructuring costs and impact of NJ Branch Sale)

Targeting noninterest expense to average assets of 2.60% - 2.65% at year end

Assume effective tax rate of 22%

*Except otherwise noted, above assumes completion of New Jersey Branch Sale

INVESTMENT RATIONALE

 Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus

 Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model

 Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)

 Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure

 Highly opportunistic M&A strategy with disciplined acquisition criteria

 Disciplined underwriting & robust enterprise risk management

 Strong alignment with shareholder returns – 33.5% insider ownership



THANK YOU!

CONTACT US:

NICOLE DAVIS
Corporate & Investor Relations Officer

IR@linkbancorp.com | (717) 803-8895



LINKBANCORP INC.



APPENDIX

NON-GAAP RECONCILIATION



Return on Tangible Common Equity

		For the Three Months Ended
(Dollars in thousands)		9/30/2024
Net income	$	7,095
Average shareholders' equity		273,935
Adjustments:		
Goodwill		(58,806)
Other intangible assets		(22,907)
Average tangible common equity (Non-GAAP)	$	192,222
Return on tangible common equity (annualized) (Non-GAAP)		**14.68%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Tangible Common Equity and Tangible Book Value

	9/30/2024	6/30/2024	3/31/2024	12/31/2023	9/30/2023
Tangible Common Equity	(Dollars in thousands, except for share data)				
Total shareholders' equity	$ 277,353	$ 271,409	$ 268,243	$ 265,796	$ 141,351
Adjustments:					
Goodwill	(58,806)	(58,806)	(56,968)	(56,968)	(35,842)
Other intangible assets	(22,118)	(23,323)	(24,526)	(25,733)	(873)
Tangible common equity (Non-GAAP)	$ 196,429	$ 189,280	$ 186,749	$ 183,095	$ 104,636
Common shares outstanding	37,361,560	37,356,278	37,348,151	37,340,700	16,235,871
Book value per common share	**$ 7.42**	**$ 7.27**	**$ 7.18**	**$ 7.12**	**$ 8.71**
Tangible book value per common share (Non-GAAP)	**$ 5.26**	**$ 5.07**	**$ 5.00**	**$ 4.90**	**$ 6.44**
Tangible Assets					
Total assets	$ 2,879,941	$ 2,858,593	$ 2,785,669	$ 2,669,325	$ 1,255,695
Adjustments:					
Goodwill	(58,806)	(58,806)	(56,968)	(56,968)	(35,842)
Other intangible assets	(22,118)	(23,323)	(24,526)	(25,733)	(873)
Tangible assets (Non-GAAP)	$ 2,799,017	$ 2,776,464	$ 2,704,175	$ 2,586,624	$ 1,218,980
Tangible common equity to tangible assets (Non-GAAP)	**7.02%**	**6.82%**	**6.91%**	**7.08%**	**8.58%**

NON-GAAP RECONCILIATION



Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended			For the Nine Months Ended	
	9/30/2024	**6/30/2024**	**9/30/2023**	**9/30/2024**	**9/30/2023**
GAAP-Based Earnings (Loss) Per Share, Basic	$ 0.19	$ 0.16	$ 0.08	$ 0.50	$ 0.06
GAAP-Based Earnings (Loss) Per Share, Diluted	$ 0.19	$ 0.16	$ 0.08	$ 0.50	$ 0.06
Net Income (Loss)	$ 7,095	$ 5,804	$ 1,240	$ 18,625	$ 1,033
Net (gains) losses on sale of securities	-	(4)	-	(4)	2,370
Tax effect at 21%	-	1	-	1	(498)
Merger & restructuring expenses	171	631	777	858	1,679
Tax effect at 21%	(36)	(133)	(163)	(180)	(353)
Adjusted Net Income (Non-GAAP)	7,230	6,299	1,854	19,300	4,231
Adjusted Earnings per Share, Basic (Non-GAAP)	$ 0.20	$ 0.17	$ 0.11	$ 0.52	$ 0.26
Adjusted Earnings per Share, Diluted (Non-GAAP)	$ 0.19	$ 0.17	$ 0.11	$ 0.52	$ 0.26

NON-GAAP RECONCILIATION



Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

	For the Three Months Ended			Ended	
(Dollars in thousands, except per share data)	**9/30/2024**	**6/30/2024**	**9/30/2023**	**9/30/2024**	**9/30/2023**
Net Income (Loss) - GAAP	$ 7,095	$ 5,804	$ 1,240	$ 18,625	$ 1,033
Net (gains) losses on sale of securities	-	(4)	-	(4)	2,370
Tax effect at 21%	-	1	-	1	(498)
Merger & restructuring expenses	171	631	777	858	1,679
Tax effect at 21%	(36)	(133)	(163)	(180)	(353)
Adjusted Net Income (Non-GAAP)	7,230	6,299	1,854	19,300	4,231
Income tax expense (benefit)	2,030	1,638	347	5,265	276
Provision for (credit to) credit losses	84	-	(349)	125	(549)
Tax effect included in Adjusted Net Income	36	132	163	179	851
Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)	$ 9,380	$ 8,069	$ 2,015	$ 24,869	$ 4,809

NON-GAAP RECONCILIATION



Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended			Ended	
	9/30/2024	**6/30/2024**	**9/30/2023**	**9/30/2024**	**9/30/2023**
GAAP-based efficiency ratio	**66.71%**	**71.75%**	**86.59%**	**70.21%**	**96.87%**
Net interest income	$ 24,981	$ 24,484	$ 8,352	$ 74,349	$ 24,395
Noninterest income	2,680	1,858	880	6,267	(88)
Less: net gains (losses) on sales of securities	-	4	-	4	(2,370)
Adjusted revenue (Non-GAAP)	27,661	26,338	9,232	80,612	26,677
Total noninterest expense	18,452	18,900	7,994	56,601	23,547
Less: Merger & restructuring expenses	171	631	777	858	1,679
Adjusted non-interest expense	18,281	18,269	7,217	55,743	21,868
Efficiency ratio, as adjusted (Non-GAAP)	**66.09%**	**69.36%**	**78.17%**	**69.15%**	**81.97%**

NON-GAAP RECONCILIATION



Adjusted noninterest expense (Non-GAAP)

	For the Three Months Ended				
(Dollars in thousands, except per share data)	**9/30/2024**	**6/30/2024**	**3/31/2024**	**12/31/2023**	**9/30/2023**
Noninterest expense - GAAP	$ 18,452	$ 18,900	$ 19,250	$ 22,285	$ 7,994
Merger & restructuring expenses	171	631	56	9,496	777
Adjusted noninterest expense (Non-GAAP)	**$ 18,281**	**$ 18,269**	**$ 19,194**	**$ 12,789**	**$ 7,217**